FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

January, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record No. 0114

Santiago, January 29, 2016

                                                                                     Ger. Gen. N°09/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant Event

Dear Sir:

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law Nº18,045, and as established under General Norm Nº 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (the “Company” or “Endesa Chile”), I hereby inform you the following significant event:

In compliance with the agreements reached at the Company’s Extraordinary Shareholders’ Meeting (“ESM”) held on December 18, 2015, the Board of Directors of Endesa Chile acknowledges that the condition precedent regarding the Spin-Off of Endesa Chile has been met as of January 28, 2016, and accordingly has also arranged to grant the public deed that declares the completion of the condition precedent, entitled “Public Deed of Compliance of the Condition of the Spin-Off of Empresa Nacional de Electricidad S.A.”, effective on the same date

Consequently, and as agreed at the ESM, the Company’s Spin-Off takes effect on Monday, February 1, 2016, whereupon the new corporation, Endesa Américas S.A. (“Endesa Américas”), will begin to exist, and will verify the capital decrease and the other amendments to the by-laws of Endesa Chile that have been approved.

As agreed to at the ESM, the Board of Directors of Endesa Américas, will proceed in due time to request the registration of Endesa Américas and its respective shares in the Securities Registry of the Superintendence of Securities and Insurance and in the Stock Exchanges where the shares of Endesa Chile are currently traded. The distribution, and the material delivery of the shares issued by Endesa Américas will take place at a date established by the Board of Directors of Endesa Américas, once the shares registration in the Securities Registry of the Superintendence of Securities and Insurance and Chilean Stock Exchanges are complete, and when the legal and regulatory requirements have been fulfilled.

Endesa Chile  - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

Sincerely yours,

Empresa Nacional de Electricidad S.A.

Valter Moro

General Manager

c.c.    Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

          Bolsa de Comercio de Santiago (Santiago Stock Exchange)

          Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

          Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

          Banco Santander Santiago - Representantes de Tenedores de Bonos (Banco Santander Santiago - Bondholders Representatives)

          Comisión Clasificadora de Riesgos (Risk Classification Commission)

Endesa Chile  - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: January 29, 2016